CNL HOTELS & RESORTS, INC.
420 South Orange Avenue, Suite 700
Orlando, FL 32801

May 12, 2006
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Ms. Elaine Wolff
Branch Chief

Re:	CNL Hotels & Resorts, Inc.
Definitive Schedule 14A File No. 1-32254 to be filed on May 12, 2006
Dear Ms. Wolff:
     On behalf of CNL Hotels & Resorts, Inc., a corporation organized under the laws of Maryland (the “Company”), we are providing you with the following acknowledgements in connection with the Definitive Schedule 14A, File No. 1-32254, to be filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2006. This letter supplements the letter to the Commission from Joseph A. Herz of Greenberg Traurig, LLP, dated the date hereof, on behalf of the Company in response to the Commission’s letter to the Company dated May 4, 2006.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CNL HOTELS & RESORTS, INC.

By:	/s/ Mark E. Patten

Its:	Senior Vice President and Chief Accounting Officer

cc:	Mr. Geoffrey Ossias
Greerson G. McMullen, Esq.
Judith D. Fryer, Esq.
Joseph A. Herz, Esq.